UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number:3235-0167 Expires:December 31, 2014 Estimated average burden hours per response1.50
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-25798

REVENGE DESIGNS INC
(Exact name of registrant as specified in its charter)
535 16th ST STE 820 DENVER, CO 80202 303-459-2485
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices):
COMMON
(Title of each class of securities covered by this Form) N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains):

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1) Rule 12g-4(a)(2) Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 15d-6	☒ ☒ ☐ ☐ ☐

Approximate number of holders of record as of the certification or notice date:	140

Pursuant to the requirements of the Securities Exchange Act of 1934 Secured Income L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Revenge Designs, Inc

Date:	February 26, 2013	By:	/s/ Robert Stevens
Name: Robert Stevens
Title: Court Appointed Receiver

SEC 2069 (02-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ATTACHMENT
Form 15
REVENGE DESIGNS INC

By order of Court in 12 OC- 00078 1B,  Nevada’s First Judicial District on February 25, 2013, a reverse split in the amount of 42,000-1 was ordered with fractional share holdings cancelled, resulting in the reduction of record holders to 88, with an estimated 52 CEDE&CO participant holders.

SEC 2069 (02-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.